

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Lei Zhang
Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

> **Re: Cheche Group Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed August 23, 2023**
> **File No. 333-273400**

Dear Lei Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4

General

1.   We note your response to our prior comment 1 and reissue in part. Please restore your disclosures on pages 54, 101, and 232 to the disclosures as they existed in your confidential submission as of June 27, 2023. Specifically, please continue to discuss the following:
  • "[c]hanges in China's economic, political and social conditions" in the second sentence of the second bullet point on page 54;
  • "there can be no assurance that the Chinese government will continue to pursue a policy of economic reform" in the last sentence of the first partial paragraph on page

101; and

- "CCT and its subsidiaries would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system" in the last sentence of the second full paragraph on page 232.

You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Finance


cc: Dan Espinoza, Esq.